UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Cowlitz Bancorporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

223767

(CUSIP Number)

Jeffery D. Gow 11624 S.E. 5th Street, Suite 200 Bellevue, WA 98005 (425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Crescent Capital VI, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 76,300 *
	8	Shared Voting Power 0
	9	Sole Dispositive Power 76,300*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 76,300*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.8%**
14	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 76,300  shares of the Issuer’s Common Stock. Steve Wasson individually owns 100 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 514,638 shares of Common Stock outstanding as of April 30, 2010, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010.

CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Jeffery D. Gow
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 76,300*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 76,300*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 76,300*
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented By Amount In Row (11) 14.8%**
14	Type Of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 76,300 shares of the Issuer’s Common Stock.  Steve Wasson individually owns 100 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 514,638 shares of Common Stock outstanding as of April 30, 2010 , as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010.

CUSIP No. 223767
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Steve Wasson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ?
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 100*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 100*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 100*
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented By Amount In Row (11) 0.0%**
14	Type Of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 76,300 shares of the Issuer’s Common Stock.  Steve Wasson individually owns 100 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 514,638 shares of Common Stock outstanding as of April 30, 2010, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010.

Explanatory Note

This Schedule 13D, as amended (“Schedule 13D”), relates to shares of Common Stock, no par value  (“Common Stock”), of Cowlitz Bancorporation, a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), and Steve Wasson, an individual (“Wasson”).  Crescent, Gow, and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.  The share numbers reported as owned by the Reporting Persons in this amendment have been adjusted to reflect a 1:10 reverse split effective 3/2/2010.

Item 5.

Interest in Securities of the Issuer

(a)  The calculation below is based on a total of 514,638 shares of Common Stock outstanding as of April 30, 2010, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010.

After the sales described in paragraph (c) below, Crescent owned 76,300 shares of common stock of the Issuer, representing 14.8% of the Issuer’s outstanding common stock.

Mr. Wasson owns 100 shares of common stock of the Issuer.

(b)  Crescent has sole voting power and power of disposition over the 76,300 shares of Common Stock that it beneficially owns.  As the managing member of Crescent, Gow has the authority to exercise such voting power and power of disposition on behalf of Crescent.  Wasson has sole voting power and power of disposition over the 100 shares of common stock that he owns.

(c)  During the period April 18, 2010 through June 18, 2010, Crescent sold a total of 74,536 shares of Common Stock on the dates and at the prices set forth as follows:

Date of Sale	Number of Shares	Price per Share

June 18, 2010	71,936	$5.8712
June 18, 2010	2,600	$5.2749

The sales were made in open market transactions.

(d)  None.

(e)  Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2010
Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson